

March 29, 2017

<u>Via E-mail</u>
Stefan Joselowitz
President and Chief Executive Officer
MiX Telematics Limited
Howick Close
Waterfall Park, Midrand, South Africa, 1686

      Re: MiX Telematics Limited
               Form 20-F for the Fiscal Year Ended March 31, 2016
               Filed June 29, 2016
               File No. 1-36027

Dear Mr. Joselowitz:

      We refer you to our comment letter dated February 16, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance